SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)
(Amendment No. 9) 1
eMagin Corporation
(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
29076N 10 7

(CUSIP Number)

Frank S. Vellucci, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 23, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 10 7	13D

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stillwater LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,247,220[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,247,220[1]

WITH	10	SHARED DISPOSITIVE POWER

1,933,795[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,181,015

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

OO

[1]	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, and April 9, 2007 (as amended on July 23, 2007) and upon conversion of Secured Notes dated April 9, 2007 (as amended on July 23, 2007).

[2]	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

CUSIP No. 29076N 10 7	13D

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ginola Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Isle of Man

	7	SOLE VOTING POWER

NUMBER OF		2,173,836 [3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,173,836[3]

WITH	10	SHARED DISPOSITIVE POWER

2,155,681[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,329,517

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%

14	TYPE OF REPORTING PERSON

CO

[3]	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004 and July 21, 2006 (as amended on July 23, 2007) and upon conversion of Secured Notes dated July 21, 2006 (as amended on July 23, 2007).

[4]	Consists of shares of Issuer’s Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7
     This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed by Stillwater LLC, a Delaware limited liability company (“Stillwater”) and Ginola Limited, a company organized in Isle of Man (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006 and Amendment No. 8 to the Schedule 13D filed April 18, 2007 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 10500 N.E. 8th Street, Suite 1400, Bellevue, WA 98004.
     In accordance with Exchange Act Rule 13d-2, this Amendment No. 9 amends and supplements only information that has materially changed since the April 18, 2007 filing of Amendment No. 8 to Schedule 13D.

Item 5. Interest in Securities of the Issuer
Item 7. To Be Filed as Exhibits
Signatures
EX-99.1: JOINT FILING AGREEMENT

Item 5. Interest in Securities of the Issuer.

			Common Stock	Percent
			Beneficially Owned	of Class
(a	)	Stillwater [1]	5,181,015	21.9%
		Ginola [3]	4,329,517	18.2%

		Common Stock	Percent
(b)	Stillwater	Beneficially Owned	of Class
	Sole Voting Power	3,247,220	14.7%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power	3,247,220	14.7%
	Shared Dispositive Power [2]	1,933,795	8.8%

	Common Stock	Percent
Ginola	Beneficially Owned	of Class
Sole Voting Power	2,173,836	9.8%
Shared Voting Power	- 0 -	0%
Sole Dispositive Power	2,173,836	9.8%
Shared Dispositive Power [4]	2,155,681	9.8%

CUSIP No. 29076N 10 7

1	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004, October 26, 2005, July 21, 2006 (as amended on July 23, 2007) and April 9, 2007 (as amended on July 23, 2007) and upon conversion of Secured Notes dated July 21, 2006 (as amended on July 23, 2007) and April 9, 2007 (as amended on July 23, 2007).

2	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

3	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004, October 26, 2005 and July 21, 2006 (as amended on July 23, 2007) and upon conversion of Secured Notes dated July 21, 2006 (as amended on July 23, 2007).

4	Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7
(c) Since the filing of Amendment No. 8 to Schedule 13D on April 18, 2007 the following transactions were effected:
          (i) The following warrants have expired: 30,000 shares of Issuer’s Common Stock with an exercise price of $4.26 held by Stillwater expired on July 20, 2007.
          (ii) On July 23, 2007, Stillwater converted $252,166.50 of its outstanding $500,000 6% Secured Convertible Note purchased pursuant to a Note Purchase Agreement dated on July 21, 2006, as amended on March 28, 2007, as part of a private placement (the “Stillwater Note”), representing $250,000 of principal and $2,166.50 of accrued and unpaid interest, and received 720,476 shares of Issuer’s Common Stock with a conversion price of $0.35.
          (iii) The outstanding Stillwater Note, which would have matured on January 21, 2008, was amended pursuant to an Amendment Agreement with the Issuer, effective July 23, 2007 (the “Amendment Agreement”), which extended the maturity date for the Stillwater Note to December 21, 2008 and increased the interest rate from 6% to 8%. The Amendment Agreement is described in more detail in the Issuer’s Form 8-K filed on July 25, 2007.
          (iv) A corporation, in which its investment manager is the sole member of Stillwater and its controlling shareholder is the same as Ginola, amended its outstanding $700,000 6% Secured Convertible Note purchased on July 21, 2006, as part of a private placement by the Issuer, in which 50% of the principal amount matured on July 23, 2007 and 50% would have matured on January 21, 2008, pursuant to the Amendment Agreement, which extended the maturity date for the entire note to December 21, 2008, reduced the conversion price from $2.60 to $0.75 and increased the interest rate from 6% to 8%. The Stock Purchase Warrants acquired by the corporation as part of the same private placement by the Issuer was amended pursuant to the Amendment Agreement, which decreased the warrant purchase price from $3.60 to $1.03. The Amendment Agreement is described in more detail in the Issuer’s Form 8-K filed on July 25, 2007.
          (v) Ginola amended its outstanding $800,000 6% Secured Convertible Note purchased on July 21, 2006, as part of a private placement by the Issuer, in which 50% of the principal amount matured on July 23, 2007 and 50% would have matured on January 21, 2008, pursuant to the Amendment Agreement, which extended the maturity date for the entire note to December 21, 2008, reduced the conversion price from $2.60 to $0.75 and increased the interest rate from 6% to 8%. The Stock Purchase Warrants acquired by the corporation as part of the same private placement by the Issuer was amended pursuant to the Amendment Agreement, which decreased the warrant purchase price from $3.60 to $1.03. The Amendment Agreement is described in more detail in the Issuer’s Form 8-K filed on July 25, 2007.
(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 29076N 10 7
Item 7. To Be Filed as Exhibits.

Exhibit
No.	Description	Page

1	Agreement of Reporting Persons to file joint statement on Schedule 13D	9

CUSIP No. 29076N 10 7
Signatures
     After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: August 1, 2007

STILLWATER LLC
By:	/s/ Mortimer D.A. Sackler
	Name:	Mortimer D.A. Sackler
	Title:	President

GINOLA LIMITED
By:	/s/ Steven A. Meiklejohn
	Name:	Steven A. Meiklejohn
	Title:	Director